UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of September 2016

Commission File Number: 001-35976

Luxoft Holding, Inc

(Translation of registrant’s name into English)

Gubelstrasse 24
6300 Zug, Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):☐

EXPLANATORY NOTE

Luxoft Holding, Inc (the “Company”) announced that it has completed the acquisition of Pelagicore AB, a Swedish company (“Pelagicore”). Pelagicore is a leading provider of open source software platforms and services for in-vehicle infotainment systems and human machine interface (HMI) development.

On September 13, 2016, Luxoft Global Operations GmbH, a Swiss company and a wholly-owned subsidiary of the Company (the “Purchaser”), entered into a Share Purchase Agreement (the “Purchase Agreement”) with the shareholders of Pelagicore (collectively, the “Sellers”).  This transaction closed on September 13, 2016.

Pursuant to the Purchase Agreement, Purchaser agreed, on the terms and subject to the conditions of the Purchase Agreement, to purchase from the Sellers all of the issued and outstanding shares of Pelagicore for the initial purchase price of SEK 156.4 million (which corresponds to EUR 17.5 million converted into SEK at the agreed exchange rate, as adjusted according to the Purchase Agreement terms). Additionally, the Sellers are entitled to a potential earn-out amount of up to EUR 5.0 million payable by March 31, 2017 if specified revenue targets are achieved by Pelagicore at December 31, 2016. In the event such targets are not achieved in full, the Purchase Agreement provides that payment would be pro-rated depending on the revenue level achieved, with any remaining unpaid amount to be paid if the revenue targets or certain specified projects are achieved at December 31, 2017.

On September 13, 2016, the Company issued a press release titled “Luxoft Acquires Pelagicore AB, a Sweden-Based Provider of Software Platforms and Services for In-Vehicle Infotainment Systems”.  A copy of the press release is furnished as Exhibit 99.1 herewith.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LUXOFT HOLDING, INC

Date: September 16, 2016	By:	/s/ Dmitry Loshchinin
Name: Dmitry Loshchinin
Title: Chief Executive Officer

EXHIBIT INDEX

Exhibit	Description
99.1	Press release dated September 13, 2016 titled “Luxoft Acquires Pelagicore AB, a Sweden-Based Provider of Software Platforms and Services for In-Vehicle Infotainment Systems”